CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$1,500,000	$58.95

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated September 12, 2008 (To the Prospectus dated August 27, 2008, the Prospectus Supplement dated August 27, 2008 and Index Supplement dated September 4, 2007)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$1,500,000 100% Principal Protected Notes due September 14, 2014 Linked to the Performance of a Basket of Commodities and Sub-Indices Medium-Term Notes, Series A, No. C-73

Key Terms:	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Basket Initial Valuation Date:	September 12, 2008

Issue Date:	September 17, 2008

Basket Final Valuation Date:	September 11, 2014*

Maturity Date:	September 14, 2014* (resulting in a term to maturity of approximately 6 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following commodities and sub-indices (each a “Sub-Index”, and together the “Sub-Indices”) of the S&P GSCI™ Commodity Index (the “S&P GSCI™”) (each a “basket component”, and together, the “basket components”) in weighted allocations:

Commodities	Weight	C(i) Initial (as defined below)
Gasoline RBOB, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	25%	2.7696
Natural gas, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	25%	7.3660

Sub-Indices of S&P GSCI™ Commodity Index	Reuters Page	Weight	C(i) Initial (as defined below)
S&P GSCITM Livestock Index Excess Return (tracking the livestock index)	SPGSLVP	25%	281.0415
S&P GSCITM Aluminium Index Excess Return (tracking the aluminium index)	SPGSMAL	25%	63.0833

Bullish Participation Rate:	100%

Bearish Participation Rate:	50%

Bullish Basket Performance Cap:	75%

Bearish Basket Performance Cap:	50%

Principal Protection Percentage:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the bullish participation rate and (ii) the basket performance which is subject to the bullish basket performance cap of 75%:

$1,000 + [$1,000 x bullish participation rate x Min(basket performance, 75%)]

•        if the basket performance is less than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i)) the bearish participation rate and (ii) the absolute value of the basket performance which is subject to the bearish basket performance of 50%:

$1,000 + [$1,000 x bearish participation rate x Min(abs|basket performance|, 50%)]

Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = The settlement price or closing level, as applicable, of each basket component on the basket initial valuation date;

C(i) Final = The settlement price or closing level, as applicable, of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component as indicated above.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738QLE6 and US06738QLE60

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100.00%	4%	96%
Total	$1,500,000	$60,000	$1,440,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the index supplement dated September 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507187233/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor's, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels of the basket components on the basket final valuation date relative to their reference levels on the basket initial valuation date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and that the reference levels of the basket components are as indicated.

Example 1: In this case, the Basket Performance is greater than 0%, but less than the bullish basket performance cap of 75%

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Gasoline RBOB	2.7696	3.0466	10.00%	25.00%	2.50%
Natural Gas	7.3660	8.4709	15.00%	25.00%	3.75%
S&P GSCITM Livestock Index Excess Return (tracking the livestock index)	281.0415	351.3019	25.00%	25.00%	6.25%
S&P GSCITM Aluminium Index Excess Return (tracking the aluminium index)	63.0833	68.1299	8.00%	25.00%	2.00%

Basket					14.50%

PS–2

Step 2: Calculate the payment at maturity.

Because the basket performance of 14.50% is positive but less than 75% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) bullish participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (bullish participation rate x basket performance)] = $1,000 + [$1,000 x (100% x 14.50%)] = $1,145.00

Therefore, the payment at maturity is $1,145.00 per $1,000 principal amount Note, representing a 14.50% return on investment over the term of the Notes.

Example 2: In this case, the Basket Performance is greater than 0% and more than the bullish basket performance cap of 75%.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Gasoline RBOB	2.7696	4.9853	80.00%	25.00%	20.00%
Natural Gas	7.3660	12.5222	70.00%	25.00%	17.50%
S&P GSCITM Livestock Index Excess Return (tracking the livestock index)	281.0415	533.9789	90.00%	25.00%	22.50%
S&P GSCITM Aluminium Index Excess Return (tracking the aluminium index)	63.0833	107.2416	70.00%	25.00%	17.50%

Basket					77.50%

Step 2: Calculate the payment at maturity.

Because the basket performance of 77.50% is positive and more than 75% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) bullish participation rate and (ii) the bullish basket performance cap, calculated as follows:

$1,000 + [$1,000 x (bullish participation rate x bullish basket performance cap)] = $1,000 + [$1,000 x (100% x 75%)] = $1,750.00

Therefore, the payment at maturity is $1,750 per $1,000 principal amount Note, representing a 75% return on investment over the term of the Notes, equal to the maximum return.

Example 3: In this case, the Basket Performance is less than 0%, and the absolute value of the basket performance is less than the bearish basket performance cap of 50%

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Gasoline RBOB	2.7696	2.2157	-20.00%	25.00%	-5.00%
Natural Gas	7.3660	6.6294	-10.00%	25.00%	-2.50%
S&P GSCITM Livestock Index Excess Return (tracking the livestock index)	281.0415	266.9894	-5.00%	25.00%	-1.25%
S&P GSCITM Aluminium Index Excess Return (tracking the aluminium index)	63.0833	61.8216	-2.00%	25.00%	-0.50%

Basket					-9.25%

PS–3

Step 2: Calculate the payment at maturity.

Because the basket performance of -9.25% is negative and its absolute value is less than the bearish basket performance cap of 50%, as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) bearish participation rate and (ii) the absolute value of the basket performance, calculated as follows:

$1,000 + [$1,000 x (-1 x bearish participation rate x basket performance)] = $1,000 + [$1,000 x (-1 x 50% x -9.25%)] = $1,046.25

Therefore, the payment at maturity is $1,046.25 per $1,000 principal amount Note, representing a 4.63% return on investment over the term of the Notes.

Example 4: In this case, the Basket Performance is less than 0%, and the absolute value of the basket performance is more than the bearish basket performance cap of 50%

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Gasoline RBOB	2.7696	2.0772	-25.00%	25.00%	-6.25%
Natural Gas	7.3660	2.2098	-70.00%	25.00%	-17.50%
S&P GSCITM Livestock Index Excess Return (tracking the livestock index)	281.0415	112.4166	-60.00%	25.00%	-15.00%
S&P GSCITM Aluminium Index Excess Return (tracking the aluminium index)	63.0833	31.5416	-50.00%	25.00%	-12.50%

Basket					-51.25%

Step 2: Calculate the payment at maturity.

Because the basket performance of -51.25% is negative and its absolute value more than 50%, as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) bearish participation rate and (ii) the bearish basket performance cap, calculated as follows:

$1,000 + [$1,000 x (-1 x bearish participation rate x bearish basket performance cap)] = $1,000 + [$1,000 x (50% x 50%)] = $1,250

Therefore, the payment at maturity is $1,250 per $1,000 principal amount Note, representing a 25% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments— The basket final valuation date, the maturity date, the payment at maturity and the settlement price or closing level, as applicable, of the basket components on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” and “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more of the basket components, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”, “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to the basket performance of your Notes at maturity in the event that the basket performance is positive (subject to a bullish basket performance cap of 75%), and to 50% of the absolute value of the basket performance in the event that the basket performance is negative (subject to a bearish basket performance of 50%), in addition to the principal amount of your Notes.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the basket. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations— The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue

PS–4

interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

It is possible that the Internal Revenue Service could seek to characterize your Securities in a manner that results in tax consequences that are different from those described above. For example, it is possible that you could be required to recognize gain or loss each time a contract tracked by the basket (or a Sub-Index within the basket) rolls.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—You may receive no more than the principal amount if the basket performance is zero as of the final valuation date. This will be true even if the reference levels of some or all of the basket components were higher or lower than the reference levels on the basket initial valuation date at some time during the term of the Notes but later becomes equal to the reference levels.

•

Your Maximum Gain on the Notes Is Limited—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a 75.00% of the principal amount.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components or the commodities underlying the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–5

Description of the Reference Asset Consisting of the Sub-Indices

As the Sub-Indices are each a sub-index of the S&P GSCI™ Excess Return Index, disclosure in the index supplement relating to the methodology for compiling the S&P GSCI™ Excess Return Index accordingly relates as well to the methodology of compiling the Sub-Indices. See the information set forth under “Commodity Indices—S&P GSCI™ Commodity Indices” in the index supplement. Each of the Sub-Indices is calculated in the same manner as the S&P GSCI™ Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to those of the commodities included in the relevant Sub-Index and (ii) each Sub-Index has a separate normalizing constraint. The dollar weights and daily contract reference prices used in calculating each such normalizing constraint are limited to those of the designated contracts included in the relevant Sub-Index.

Reference Levels

The settlement prices on September 12, 2008 were US$7.3660/MMBTU with respect to Natural gas, US$2.7696/gallon with respect to Gasoline RBOB; the closing levels on September 12, 2008 were 281.0415 with respect to the S&P GSCITM Livestock Index Excess Return and 63.0833 with respect to the S&P GSCITM Aluminium Index Excess Return.

Historical Information

The following graph sets forth the historical performance of the basket components based on the daily basket components settlement prices or closing levels, as applicable, from January 4, 2000 through September 12, 2008.

We obtained the basket components settlement prices or closing levels, as applicable, below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the basket components settlement prices or closing levels, as applicable, on the basket final valuation date. We cannot give you assurance that the performance of the basket components will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–8